VICORP RESTAURANTS ANNOUNCES DEFINITIVE AGREEMENT TO BE ACQUIRED FOR $25.65 PER SHARE

BANCBOSTON CAPITAL AND GOLDNER HAWN JOHNSON & MORRISON INC.

TO LEAD BUYOUT

Denver, CO, February 15, 2001 VICORP Restaurants, Inc. (NASDAQ:VRES) ("VICORP"), Goldner Hawn Johnson & Morrison, Inc. ("Goldner Hawn") and BancBoston Capital today announced that VICORP has entered into an agreement of merger with a newly-formed affiliate of BancBoston Capital and Goldner Hawn. Under the terms of the agreement, VICORP's stockholders will receive $25.65 in cash for each share of common stock.

After completion of the transaction, VICORP will continue to be headquartered in Denver, Colorado, and will operate as a private company. It is expected the current VICORP management team will remain in place and will have an opportunity to acquire an equity interest in the Company.

A special committee of independent directors negotiated the transaction for VICORP with the advice of the investment-banking firm Salomon Smith Barney and counsel to the special committee. Upon recommendation of the special committee, VICORP's Board of Directors approved the transaction. Completion of the merger, which requires approval by VICORP stockholders, is subject to various conditions, including the funding of committed financing. The merger is currently expected to be completed in the first half of 2001.

Commenting on the agreement, Joseph F. Trungale, VICORP's president and chief executive officer, stated, "This transaction is positive for all parties. It will provide value to the stockholders while allowing us to move the Company forward by focusing on strong profitability at the store level and yet continuing with moderate growth."

Michael Sweeney, Managing Director of Goldner Hawn said, "It is a pleasure to invest with Jay Trungale and his management team. We look forward to supporting the growth and development of the Bakers Square and Village Inn brands. This investment will represent our third public-to-private transaction, an area in which we have developed a particular interest." Sweeney is expected to serve as VICORP's Chairman of the Board following completion of the merger.

"VICORP is a significant addition to our portfolio of restaurant investments. BancBoston Capital's restaurant expertise, paired with VICORP's strong position in the family dining segment of the restaurant industry, has the potential to make this venture stand apart from its competition," said Craig Deery, Managing Director at BancBoston Capital.

Forward-Looking Statements

This document contains forward-looking statements that involve risks and uncertainties relating to future events, including whether and when the proposed merger will be consummated. These risks and uncertainties could cause actual events or results to differ materially from those expressed or implied by the forward-looking statements. These factors include, but are not limited to, risks that stockholder approval, financing, and other clearances and consents may not be obtained in a timely manner or at all and that any other conditions to the merger may not be satisfied. The Company assumes no obligation to update the forward-looking information.

Information Concerning Participants

VICORP, its directors, and executive officers may be deemed to be participants in the solicitation of proxies from VICORP stockholders to approve the merger. The directors and executive officers of VICORP have an interest in the merger, some of which may differ from or may be in addition to those of VICORP stockholders generally. Those interests, which will be described in greater detail in the proxy statement with respect to the merger, include interests related to the equity participation by certain executive officers and directors, potential employment relationships, and option and stockholdings.

Availability of Proxy Statement

VICORP plans to file and mail to its stockholders a proxy statement containing information about VICORP, the merger, and related matters. Stockholders are urged to read the proxy statement carefully when it is available, as it will contain important information that stockholders should consider before making a decision about the merger. When available, stockholders will be able to obtain the proxy statement, as well as other filings containing information about VICORP, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the proxy statement, when available, and VICORP's SEC filings will also be obtainable, without charge, from VICORP's Secretary at VICORP Restaurants, Inc., 400 West 48th Avenue, Denver, Colorado 80216, (303) 296-2121.

About BancBoston Capital

BancBoston Capital, the private equity investment arm of FleetBoston Financial, provides a wide range of capital options from early stage venture capital for emerging growth companies to equity for buyouts, recapitalizations and expansions. During its 42 years in business, BancBoston Capital and affiliates have invested over US$5 billion in more than 500 companies. Global offices are located in Boston, Palo Alto, London, Hong Kong, Singapore, Buenos Aires and São Paulo. Additional information on BancBoston Capital is available at www.bancbostoncapital.com.

About Goldner Hawn Johnson & Morrison, Inc.

Goldner Hawn Johnson & Morrison Incorporated is a Minneapolis-based private equity investment firm which was founded in 1989. Since its establishment, Goldner Hawn Johnson & Morrison has completed more than 20 acquisitions in a variety of industries with a total transaction value in excess of US$1 billion and currently manages a US$200 million investment fund.

About VICORP

VICORP operates and franchises approximately 374 mid-scale family-type restaurants, principally under the names Bakers Square and Village Inn, with concentrations in the Rocky Mountain region, upper Midwest, California, Arizona and Florida.

Contact:

Stanley Ereckson, Jr.

VICORP Restaurants, Inc.

Tel: 303-296-2121

Fax: 303-672-2668

email: stan.ereckson@vicorpinc.com

Alison Gibbs

BancBoston Capital

Tel: 617-434-2489

Fax: 617-434-1723

email: alison_j_gibbs@fleet.com

Michael T. Sweeney

Goldner Hawn Johnson & Morrison, Inc.

Tel: 612-338-5912

Fax: 612-338-2860

email: sweeney@ghjm.com